UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                   SEC FILE NUMBER:  1-5287
                                                   CUSIP NUMBER:     70322A 1

(Check one):   [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form 10-D  [ ] Form N-SAR
               [ ] Form N-CSR

               For the period ended: January 29, 2005

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the transition period ended: _____________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification related to a portion of the filing checked above, identify the Item(s) to which notification relates:
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PART I -- REGISTRANT INFORMATION


PATHMARK STORES, INC
Full Name of Registrant


Former Name if Applicable

200 MILIK STREET
Address of Principal Executive Office (Street and Number)

CARTERET, NEW JERSEY 07008
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] |(a)  The reasons described in detail in Part III of this form could not be
    |     eliminated without unreasonable effort or expense;
[X] |(b)  The subject annual report, semi-annual report, transition report of
    |     Forms 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
    |     thereof will be filed on or before the fifteenth calendar day
    |     following the prescribed due date; or the subject quarterly report or
    |     transition report on Form 10-Q or subject distribution report on Form
    |     10-D, or portion thereof, will be filed on or before the fifth
    |     calendar day following the prescribed due date; and
[ ] |(c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company's 2004 Annual Report on Form 10-K cannot be filed with the Securities and Exchange Commission on a timely basis without unreasonable effort or expense due to the demands on the Company's internal staff due to complex accounting issues, and efforts surrounding management's assessment of the Company's internal control over financial reporting. The extension to the filing date will allow the Company's independent registered public accountant to complete its audit of the Company's financial statements. The Company does not currently believe that any material adjustments will be made to the Company's previously reported financial condition or results of operations. The Company currently anticipates filing its 2004 Annual Report on Form 10-K on or before April 29, 2005.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           Marc Strassler               (732)                    499-3000
     -----------------------   -----------------------   -----------------------
               (Name)                (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                       Yes  [X]  No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                  Yes  [ ]  No [X]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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This Form 12b-25 contains "forward-looking statements" within the meaning of the
Private Securities Litigation Reform Act of 1995. Such statements relate to, among other things, the expected impact of any further review on the Company's financial statements and the expected timing of the Company's 2004 Annual Report on Form 10-K, and are indicated by words or phrases such as "anticipates", "believes", "expects", "forecasts", "guidance", "intends", "may", "plans", "projects", "will" and similar words and phrases. By their nature, such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. These statements are based on management's assumptions and beliefs in the light of information currently available to it. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.
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                              PATHMARK STORES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 14, 2005                 By: /s/ Marc A. Strassler
                                         ---------------------
                                         Name: Marc A. Strassler
                                         Title: Senior Vice President and
                                         General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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